SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

International Coal Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

45928H106

(CUSIP Number)

WL Ross Group, L.P.

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone Number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

May 1, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WLR Recovery Fund L.P. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 5,719,848 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 5,719,848 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,848 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund L.P. (“WLR Fund I”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 3 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WLR Recovery Fund II, L.P. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 15,268,575 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 15,268,575 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,575
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (“WLR Fund II”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 4 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WLR Recovery Fund III, L.P. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 3,549,000 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 3,549,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (“WLR Fund III”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 5 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WLR Recovery Associates LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 5,719,848 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 5,719,848 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,848 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund I. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 6 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WLR Recovery Associates II LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 15,268,575 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 15,268,575 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,575 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund II. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 7 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WLR Recovery Associates III LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 3,549,000 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 3,549,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 8 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON WL Ross Group, L.P. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 24,537,423 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 24,537,423 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,423 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14.	TYPE OF REPORTING PERSON IA

(1)	5,719,848 of the shares are held directly by WLR Fund I, 15,268,575 of the shares are held directly by WLR Fund II and 3,549,000 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 9 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON El Vedado, LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 24,537,423 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 24,537,423 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,423 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14.	TYPE OF REPORTING PERSON IA

(1)	5,719,848 of the shares are held directly by WLR Fund I, 15,268,575 of the shares are held directly by WLR Fund II and 3,549,000 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 10 of 19 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON Wilbur L. Ross, Jr. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO/WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 24,537,523 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 24,537,523 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,523 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14.	TYPE OF REPORTING PERSON IN

(1)	5,719,848 of the shares are held directly by WLR Fund I, 15,268,575 of the shares are held directly by WLR Fund II and 3,549,000 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds. Mr. Ross directly acquired 100 shares in the open market at $12.95 per share on November 21, 2005 in the first transaction in shares on The New York Stock Exchange.

Page 11 of 19 Pages

Explanatory Note

This Amendment No. 2 restates in its entirety the Statement of Beneficial Ownership on Schedule 13D initially filed on November 23, 2005 and amended June 15, 2006 (as so amended the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of International Coal Group, Inc., a Delaware corporation (the “Company”), acquired by Wilbur L Ross, Jr. (“Mr. Ross”) and the entities affiliated with him listed in Item 2 of this Statement in connection with the Company’s reorganization in 2005 and previously announced transactions completed in 2006.

Item 1.	Security and Issuer.

This Statement relates to the Common Stock. The Company’s principal executive offices are located at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560.

Item 2.	Identity and Background.

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are:

•	WLR Recovery Fund L.P.

•	WLR Recovery Fund II, L.P.

•	WLR Recovery Fund III, L.P.

•	WLR Recovery Associates LLC

•	WLR Recovery Associates II LLC

•	WLR Recovery Associates III LLC

•	WL Ross Group, L.P.

•	El Vedado, LLC

•	Wilbur L. Ross, Jr.

The principal business office for each of the Reporting Persons other than Mr. Ross and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office for Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401. The principal occupation of each of the Reporting Persons is investments.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ross is a citizen of the United States of America. WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York. Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Page 12 of 19 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock owned by the Reporting Persons were acquired by the Reporting Persons as follows: (i) 9,804,172 shares were received in a one-for-one exchange for shares of the Company’s predecessor as part of the Company’s reorganization on November 18, 2005, (ii) 11,184,251 shares were received in connection with the Company’s acquisition of Anker Coal Group, Inc. and CoalQuest Development LLC, of which a majority of the equity of both companies were owned by the Reporting Persons, on November 18, 2005, (iii)  100 shares were acquired by Mr. Ross for investment purposes in the first transaction effected over the NYSE in connection with the Company’s listing on that stock exchange on November 21, 2005 and (iv) 3,549,000 shares for investment purposes in open-market transactions on June 13 and June 14, 2006.

Giving effect to all of the transactions referred to in this Item 3, the Reporting Persons beneficially own a total of 24,537,523 shares of Common Stock as of the date of this Statement, which represent 16.0% of the Company’s outstanding Common Stock as of March 31, 2009.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the Common Stock to which this Statement relates in the transactions described in Item 3 of this Statement (which is incorporated herein by this reference) and hold the shares of Common Stock to which this Statement relates for investment. As previously reported, Mr. Ross and an employee of WL Ross & Co. LLC are members of the Company’s Board of Directors. WL Ross & Co. LLC is the investment manager of WLR Recovery Fund L.P., WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P.

As of the date of this Statement, the Reporting Persons do not intend to sell any securities of the Company they beneficially own, but reserve the right to do so in the future. Depending upon, among other factors, (1) conditions in the capital markets generally, (2) trading prices for Company securities and the amount of Company securities available for purchase, (3) the Company’s financial condition, results of operations and prospects, (4) other investment opportunities available to the Reporting Persons, (5) general economic conditions and conditions in the coal industry generally or the elements of it affecting the Company, and (6) other factors that the Reporting Persons deem relevant to an investment in the Company, the Reporting Persons may purchase additional securities of the Company in open-market or private transactions, including transactions with the Company. In addition, the Reporting Persons intend to continually review their investment in the Company and, depending upon the results of such review and the factors referred to in the preceding sentence, may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase the Reporting Persons’ investment in the Company or the value of their investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.	Interest in Securities of the Issuer.

As of the date of this Statement, the Reporting Persons beneficially owned a total of 24,537,523 shares of Common Stock, which represent 16.0% of the Company’s outstanding Common Stock as of March 31, 2009. The shares were acquired on the dates set forth in Item 3 of this Statement (which is incorporated into this Item 5 by this reference). The number of shares of Common Stock as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the cover pages to this Statement (pages 2 through 10 hereof) relating to each such Reporting Persons (which are incorporated into this Item 5 by this reference).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in the Company’s Registration Statement on Form S-4 (File No. 333-126156), the shares of Common Stock beneficially owned by the Reporting Persons are entitled to certain registration rights pursuant to the registration rights agreements listed below in Item 7.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Disclaimer of Beneficial Ownership

Page 13 of 20 Pages

Exhibit 3	Power of Attorney

Exhibit 4	Registration Rights Agreement by and between International Coal Group, Inc., WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Shepherd International Coal Holdings Inc., which is incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 15, 2005

Exhibit 5	Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members, which is incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 30, 2005

Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2009

WLR RECOVERY FUND L.P.

By:	WLR Recovery Associates LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*

Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

Page 15 of 19 Pages

WLR RECOVERY ASSOCIATES II LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

* The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

Page 16 of 19 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto needs to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of International Coal Group, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 1, 2009

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

* The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

Page 17 of 19 Pages

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13D/A to which this exhibit is attached, and the filing of this Schedule 13D/A shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D/A.

Dated: May 1, 2009

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

* The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

Page 18 of 19 Pages

EXHIBIT 3

POWER OF ATTORNEY

We, the undersigned officers and managing members of the reporting companies on this Schedule 13D hereby severally constitute and appoint Wilbur L. Ross, Jr. our true and lawful attorney with full power to him, and with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Schedule 13D and any and all amendments to said Schedule 13D, and generally to do all such things in our names and on our behalf in our capacities as officers and managing members to enable the reporting companies to comply with the provisions of the Securities Exchange Act of 1934 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our attorneys, or any of them, or their substitute or substitutes, to said Schedule 13D and any and all amendments.

IN WITNESS WHEREOF, the undersigned officers and managing members of the reporting companies have hereunto set their hands as of May 1, 2009.

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

Page 19 of 19 Pages

WLR RECOVERY ASSOCIATES LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member